UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cryoport, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

229050307

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Anthony F. Vernace

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Freeze Parent L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,986,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,986,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,986,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Fund – FD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 163,041
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS BTO Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,986,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,986,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,986,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,986,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,986,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,986,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS BTOA L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,986,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,986,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,986,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,986,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,986,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,986,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,986,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,986,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,986,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,986,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,986,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,986,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates III – NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 163,041
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS BTO DE GP – NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 163,041
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 163,041
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 163,041
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,149,670
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,149,670
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,149,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,149,670
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,149,670
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,149,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 229050307

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,149,670
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,149,670
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,149,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Cryoport, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 112 Westwood Place, Suite 350, Brentwood, TN 37027.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) Blackstone Freeze Parent L.P., a Delaware limited partnership, (ii) Blackstone Tactical Opportunities Fund – FD L.P., a Delaware limited partnership, (iii) BTO Holdings Manager L.L.C., a Delaware limited liability company, (iv) Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company, (v) BTOA L.L.C., a Delaware limited liability company, (vi) Blackstone Holdings III L.P., a Québec société en commandite, (vii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (viii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (ix) Blackstone Tactical Opportunities Associates III – NQ L.P., a Delaware limited partnership, (x) BTO DE GP – NQ L.L.C., a Delaware limited liability company, (xi) Blackstone Holdings II L.P., a Delaware limited partnership, (xii) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, (xiii) The Blackstone Group Inc., a Delaware corporation (“Blackstone”), and (xiv) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of Blackstone Freeze Parent L.P. and Blackstone Tactical Opportunities Fund – FD L.P. is investing in securities.

The principal business of Blackstone Tactical Opportunities Associates III – NQ L.P. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Tactical Opportunities Fund – FD L.P. The principal business of BTO DE GP – NQ L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Tactical Opportunities Associates III – NQ L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in BTO DE GP – NQ L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities.

The principal business of BTO Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Freeze Parent L.P. and other affiliated Blackstone entities. The principal business of Blackstone Tactical Opportunities Associates L.L.C. is performing the functions of, and serving as, the managing member of BTO Holdings Manager L.L.C. and performing the functions of, and serving as, the general partner (or similar position) of other affiliated Blackstone entities. The principal business of BTOA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Tactical Opportunities Associates L.L.C.

The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On August 24, 2020, the Issuer entered into a Securities Purchase Agreement (the “Financing Agreement”) with Blackstone Freeze Parent L.P. (f/k/a BTO Freeze Parent L.P.) ( “Blackstone Freeze Parent”), to issue and sell at closing (the “Private Placement”) for an aggregate purchase price of $275,000,000: (i) 250,000 shares of a newly designated 4.0% Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), at a price of $1,000 per share, for $250,000,000, and (ii) 675,536 shares of Common Stock for $25,000,000 and prior to the closing of the Private Placement, Blackstone Tactical Opportunities Fund – FD L.P. (“BTO FD” and together with Blackstone Freeze Parent, the “Purchasers”) assumed a portion of Blackstone Freeze Parent’s obligations thereunder.

The payment of the aggregate purchase price by the Purchasers described above was funded by capital contributions by the Purchasers’ partners.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Ram Jagannath, an employee of Blackstone or one of its affiliates, serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 39,456,826 shares of Common Stock outstanding immediately following the closing of the Private Placement, consisting of: (i) 38,781,290 shares of Common Stock outstanding as of August 21, 2020, as set forth in the Financing Agreement, and (ii) the 675,536 shares of Common Stock issued to the Reporting Persons in the Private Placement.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (x) Blackstone Freeze Parent L.P. directly holds 660,131 shares of Common Stock and 244,299 shares of Series C Preferred Stock, which is convertible into 6,326,498 shares of Common Stock, and (y) Blackstone Tactical Opportunities Fund – FD L.P. directly holds 15,405 shares of Common Stock and 5,701 shares of Series C Preferred Stock, which is convertible into 147,636 shares of Common Stock.

Blackstone Tactical Opportunities Associates III – NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund – FD L.P. BTO DE GP – NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III – NQ L.P. Blackstone Holdings II L.P. is the managing member of BTO DE GP – NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

BTO Holdings Manager L.L.C. is the general partner of Blackstone Freeze Parent L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the sole member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

The Blackstone Group Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Designation of Series C Preferred Stock

The Series C Preferred Stock issued to the Reporting Persons at the closing of the Private Placement (the “Private Placement Closing”) has the powers, designations, preferences, and other rights set forth in the Certificate of Designation of the Series C Preferred Stock (the “Certificate of Designation”). The Holders will be entitled to dividends on the original purchase price paid by the Purchasers at the rate of 4.0% per annum, paid-in-kind, accruing daily and paid quarterly in arrears. The Holders are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis. The Series C Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company (a “Liquidation”). Upon a Liquidation, each share of Series C Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) the purchase price paid by the Purchasers, plus all accrued and unpaid dividends and (ii) the amount that the holder of Series C Preferred Stock (each, a “Holder” and collectively, the “Holders”) would have been entitled to receive at such time if the Series C Preferred Stock were converted into Common Stock (the “Liquidation Preference”).

Conversion Rights

Each Holder will have the right, at its option, to convert its Series C Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to $38.6152 per share subject to certain customary adjustments in the event of certain adjustments to the Common Stock.

After the second anniversary of the Private Placement Closing, subject to certain conditions, the Issuer may, at its option, require conversion of all of the outstanding shares of Series C Preferred Stock to Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Issuer notifies the Holders of the election to convert, the closing price of the Common Stock is at least 150% of the conversion price.

Redemption Rights

The Issuer may redeem the Series C Preferred Stock for cash (i) within 6 months of the Private Placement Closing, up to 50,000 shares of the Series C Preferred Stock at a price equal to 125% of the purchase price paid by the Purchasers plus any accrued and unpaid dividends, (ii) at any time beginning five years after the Private Placement Closing (but prior to six years after the Private Placement Closing), all of the Series C Preferred Stock at a price equal to 105% of the purchase price paid by the Purchaser plus any accrued and unpaid dividends, and (iii) at any time beginning six years after the Private Placement Closing, all of the Series C Preferred Stock at a price equal to 100% of the purchase price paid by the Purchaser plus any accrued and unpaid dividends. Upon a “Fundamental Change” (involving a change of control or de-listing of the Issuer as further described in the Certificate of Designation), each Holder shall have the right to require the Issuer to redeem all or any part of the Holder’s Series C Preferred Stock for an amount equal to the Liquidation Preference plus any accrued and unpaid dividends.

Voting & Consent Rights

The Holders generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, subject to certain Nasdaq voting limitations, if applicable.

Additionally, the consent of the Holders of a majority of the outstanding shares of Series C Preferred Stock will be required for so long as any shares of the Series C Preferred Stock remain outstanding for (i) amendments to the Issuer’s organizational documents that have an adverse effect on the holders of Series C Preferred Stock and (ii) issuances by the Issuer of securities that are senior to, or equal in priority with, the Series C Preferred Stock, including any shares of the Issuer’s Series A Preferred Stock or Series B Preferred Stock. In addition, for so long as 75% of the Series C Preferred Stock issued in connection with the Financing Agreement remains outstanding, consent of the Holders of a majority of the outstanding shares of Series C Preferred Stock will be required for (i) any voluntary dissolution, liquidation, bankruptcy, winding up or deregistration or delisting and (ii) incurrence by the Issuer of any indebtedness unless the Issuer’s ratio of debt to LTM EBITDA (as defined in the Certificate of Designation) would be less than a ratio of 5-to-1 on a pro forma basis giving effect to such incurrence and the use of proceeds therefrom.

Purchaser Governance Rights

For so long as the Purchaser Parties (as defined in the Financing Agreement) hold 66.67% of the Series C Preferred Stock issued to them under the Financing Agreement, Blackstone Freeze Parent will have the right to nominate for election one member to the board of directors of the Company (the “Series C Director”), provided that the Purchasers’ initial nominee was appointed to the Board at the Private Placement Closing.

Under the Financing Agreement, for so long as Blackstone Freeze Parent has the right to nominate a director for election to the Board, the Purchasers have agreed to vote all of the shares of Series C Preferred Stock and shares of Common Stock issuable upon conversion of the Series C Preferred Stock purchased pursuant to the Private Placement or any other shares of Common Stock owned by the Purchasers (i) in favor of each director nominated or recommended by the Board for election at any such meeting, (ii) against any stockholder nomination for director that is not approved and recommended by the Board for election at any such meeting, (iii) in favor of the Company’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board or the Compensation Committee of the Board (or any successor committee, however denominated), (iv) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm and (v) amendments to organizational documents in a manner that does not have an adverse effect on the holders of Series C Preferred Stock to increase the authorized shares of capital stock.

For so long as Blackstone Freeze Parent is entitled to nominate a director for election to the Board, the Purchasers will have certain customary access and information rights.

Purchaser Standstill

Additionally, for so long as Blackstone Freeze Parent has the right to designate or nominate a director to the Board, the Purchasers will be subject to certain standstill restrictions pursuant to which the Purchasers will be restricted, among other things and subject to certain customary exceptions, from (i) acquiring additional equity securities or securities exchangeable for or convertible into equity securities of the Issuer; (ii) seeking representation on the Board (beyond the representation provided for above); (iii) seeking to change or influence the policies or management of the Issuer (beyond their right to do so based on their representation on the Board); (iv) submitting any shareholder proposal to the Issuer; and (v) publicly proposing any change of control or other material transaction involving the Issuer; or supporting or encouraging any person in doing any of the foregoing.

Registration Rights Agreement

On October 1, 2020, Blackstone Freeze Parent and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) and BTO FD executed a joinder to the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, Holders of Series C Preferred Stock, Common Stock issuable upon conversion of Series C Preferred Stock and Common Stock issued to the Purchasers pursuant to the Financing Agreement will have certain customary registration rights with respect to such shares of Common Stock issuable upon conversion of Series C Preferred Stock and such shares of Common Stock issued pursuant to the Financing Agreement.

The description of the Certificate of Designations and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of October 13, 2020, by and among the Reporting Persons (filed herewith).

Exhibit B	Securities Purchase Agreement, dated as of August 24, 2020, by and between the Issuer and Blackstone Freeze Parent L.P. (f/k/a BTO Freeze Parent L.P.) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 25, 2020).

Exhibit C	Registration Rights Agreement, dated as of October 1, 2020, by and between the Issuer and Blackstone Freeze Parent. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 1, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

BLACKSTONE FREEZE PARENT L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member,
By: BTOA L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BTO HOLDINGS MANAGER L.L.C.
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member,
By: BTOA L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
By: BTOA L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BTOA L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management
L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Cryoport, Inc. – Schedule 13D]

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management
L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD L.P.
By: Blackstone Tactical Opportunities Associates III – NQ L.P., its general partner
By: BTO DE GP – NQ L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES III – NQ L.P.
By: BTO DE GP – NQ L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BTO DE GP – NQ L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Cryoport, Inc. – Schedule 13D]

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Cryoport, Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, WilmerHale

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Stock.